UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CANADIAN SOLAR INC.

(Name of Issuer)

Common Shares with no par value

(Title of Class of Securities)

136635109

(CUSIP Number)

Shawn (Xiaohua) Qu

c/o No.199 Lushan Road

New District

Suzhou,  Jiangsu 215129

People’s Republic of China

Tel: 0512-66908088

Fax: 0512-66908086

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		136635109

1.	Name of Reporting Person: Shawn (Xiaohua) Qu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,683,665
	8.	Shared Voting Power 243,651
	9.	Sole Dispositive Power 13,683,665
	10.	Shared Dispositive Power 243,651
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,927,316 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2%(2)
14.	Type of Reporting Person IN

(1) Includes (i) 13,619,755 and 224,139 common shares beneficially owned by Mr. Shawn Qu and Ms. Hanbing Zhang, the wife of Mr. Shawn Qu, respectively, (ii) 43,779 and 19,512 common shares issuable upon the exercise of options held by Mr. Shawn Qu and Ms. Hanbing Zhang, respectively, within 60 days as of July 22, 2019, and (iii)  20,131 common shares issuable upon vesting of restricted share units held by Mr. Shawn Qu within 60 days as of July 22, 2019.

(2) Percentage calculated based on 59,858,981 common shares outstanding as of July 22, 2019.

INTRODUCTORY NOTE

This Statement on Schedule 13D/A (this “Amendment No. 4”) amends and supplements the statement on the Schedule 13D (the “Original Schedule 13D”) filed on June 15, 2013 by Mr. Shawn Qu (“Mr. Qu”) with respect to Canadian Solar Inc., a Canadian corporation (the “Company”), as amended by Amendment No. 1 to the Schedule 13D filed on January 28, 2015 by Mr. Qu, Amendment No. 2 to the Schedule 13D filed on December 12, 2017 by Mr. Qu and Ms. Hanbing Zhang, and Amendment No.3 to the Schedule 13D filed on November 8, 2018 by Mr. Qu and Ms. Hanbing Zhang.  Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Original Schedule 13D, as previously amended.

Item 4.                                                         Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Mr. Qu does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Mr. Qu may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The following disclosure assumes that there are 59,858,981 common shares outstanding as of July 22, 2019.

The responses of Mr. Qu to Rows (7) through (11) of the cover page of this Amendment No. 4 are incorporated herein by reference.

(c)                                  Other than receiving 20,131 common shares as a result of the vesting of his restricted share units, Mr. Qu has not effected any transactions in the common shares during the 60 days preceding the filing of this Amendment No. 4.

(d)                                 Not applicable.

(e)                                  Ms. Hanbing Zhang ceased to be a beneficial owner of more than five percent of the Company’s common shares as of November 5, 2018, on which date Mr. Qu withdrew his “going private” proposal and Ms. Hanbing Zhang was no longer deemed to be in a group with Mr. Qu.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Mr. Qu owns options and restricted share units of the Company, including those not exercisable within 60 days from July 22, 2019.

To the best knowledge of Mr. Qu, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Qu and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

Mr. Shawn (Xiaohua) Qu

/s/ Shawn (Xiaohua) Qu